THORNBURG INVESTMENT TRUST

2300 North Ridgetop Road

Santa Fe, New Mexico 87506

September 18, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Withdrawal of a Registration Withdrawal Request by Thornburg Investment Trust (the “Registrant”): SEC Accession No. 0001999371-26-020768

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on Form RW on behalf of the Registrant on September 18, 2026. The Form RW was filed in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

Should you have any questions, please contact Ali R. Olia of Ropes & Gray LLP, at (617) 951-7204.

Sincerely,

THORNBURG INVESTMENT TRUST

By:	/s/ Geoff Black
Geoff Black
Secretary